UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Purchase Agreement

On November 9, 2012, Pinafore Holdings B.V. (the “Company”) issued a release announcing that Canada Pension Plan Investment Board, closed on the acquisition of certain of the Company’s indirect subsidiaries that comprise the Company’s air distribution division. A copy of the release announcing the sale is attached to this Report as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Release dated November 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V. (Registrant)

Date: November 9, 2012	By:	/s/ J.A. Broekhuis
	Name:	J.A. Broekhuis
	Title:	Director C